Quarterly Highlights
Liquidity and Capital Resources
Significant Accounting Policies and Estimates
Quantitative and Qualitative Disclosures About Market Risk
Forward Looking Statements
Conference Call
Financial Statements
Consolidated Balance Sheets
Consolidated Statements of Operations and Deficit
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements

File #: 0-12600

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2002

NORSAT INTERNATIONAL INC.

(Registrant’s Name)

300-4401 Still Creek Drive
Burnaby, BC V5C 6G9
Canada
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If ‘Yes’ is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

         Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc. (Registrant)

Date:	November 7, 2002	By:	/s/ Troy Bullock Troy Bullock CFO

NEWS RELEASE For Immediate Release

2002 Third Quarter financial results
reflect leaner organization, strategic focus
on portable satellite terminal marketing and sales

Burnaby, British Columbia, Canada (November 7, 2002) - Norsat International Inc. (Nasdaq — NSAT; TSX — NII) today announced its third quarter financial results, which reflect continued progress in reducing costs, ongoing restructuring efforts, and initial results of the Company’s marketing and strategic development of the innovative portable satellite terminal (also referred to as the “pico-terminal”).

The improved revenue in the third quarter included recognition of the sale of 20 portable satellite terminals to a military customer, which was announced in late 2001. The terminals, shipped during the second quarter, were officially accepted by the client in the third quarter after rigorous on-site testing procedures.

Yutaka Ueda, recently appointed President and Chief Executive Officer, noted that the third quarter revenues in the Microwave and Open Systems businesses have held consistent compared to the first and second quarters. “Continued efforts to restructure, as well as the portable terminal sale have enabled the Company to reduce losses in each subsequent quarter this fiscal year – a clear and consistent trend. The results also reflect the fact we are focusing our human and capital resources in key strategic areas.”

Financial Results

Consolidated revenues in the third quarter of 2002 were $5,110,841, up 4% from the $4,912,693 earned in the same period last year and significantly greater than both first and second quarter revenues. The increase was the direct result of recognizing revenue from the sale of the 20 portable satellite terminals. Year-to-date revenues were $11,242,612, down 24% from the $14,752,952 earned in the first nine months of 2001. The decline in year-over-year revenue reflects continuing weakness in telecommunications markets, including delays in large satellite infrastructure projects, which impacted demand for products and services in both Microwave Products and Open Networks.

Contribution margins in the third quarter increased $652,491, a 41% improvement, to $2,253,072 compared to $1,600,581 in the same period last year. Contribution margins as a percent of revenue increased to 44% from 33% in the third quarter of 2001. On a year-to-date basis, the contribution margin was $4,939,639 (44% of revenue) versus $4,376,684 (30% of revenues) in the first nine months of 2001. This positive achievement was the result of the higher margin military contract for portable satellite terminals, Open Networks service contract revenues, and the small volume, high margin traditional Microwave Products orders. In addition, the contribution margin in the first nine months of last year was lower than usual, as it included the initial low margin contract for the new line of Ka-band outdoor units.

The Company’s investments in the further development of the new portable satellite terminal will increase costs in the short-term, as engineering, sales and marketing expenditures are required. However, the Company believes the strategy leverages Norsat’s technical experience and has an excellent market opportunity. The strategy is to bring together the Company’s technological expertise from both the Microwave Products and the Open Networks businesses with focused marketing efforts to meet specific customer needs.

As a result of the shift in emphasis, selling, general, and administrative (SG&A) expenses were $1,646,040 in the third quarter, 5% greater than the $1,570,469 in the same period last year. While sales and marketing spending increased for the portable satellite terminal market, administrative costs were kept under tight control. On a year-to-date basis, SG&A expenses this year declined 5% to $4,418,572 from $4,635,728 in the first nine months of 2001.

Product development expenses, net of Technology Partnership Canada (TPC) contributions, were $586,416 in the third quarter of 2002, compared to $428,057 in the same period last year. Gross product development expenses decreased 38% to $939,182 in the third quarter of 2002, from $1,510,057 in 2001.

Operating income before amortization and restructuring costs was $20,616 in the third quarter, compared to an operating loss of $397,945 during the same period in 2001. Year-to-date, the operating loss before amortization and restructuring declined 57% to $1,395,834 from $3,235,658 in the first nine months of 2001.

The net loss in the third quarter of 2002 was $1,268,297 or $(0.04) per share, compared to a net loss of $2,321,586 or $(0.07) per share during the same period in 2001. The year-to-date net loss was $4,688,499 or $(0.14) per share, compared to a loss of $8,896,754 or $(0.28) per share in the first nine months of 2001.

Mr. Ueda added: “We have a leaner, more efficient Company and our marketing and technology resources are focused on the portable satellite terminal product.” The military application for the technology, which the Company plans to exploit, is seen as the first of several anticipated applications for this innovative technology. He said Norsat is “particularly excited” about the potential applications for the portable satellite terminal. “We have received positive indications from key clients in several market segments.”

The Company is now working on an adaptation of the technology which would allow broadcast quality satellite transmission, and which has been specifically designed for use by the news media for broadcasting from remote locations. The portable satellite terminal will allow the transmission of high quality voice, video and data signals from areas where there is either no infrastructure or where land-based communication conditions are distressed or the environment is far from ideal.

Mr. Ueda noted that the Company envisions uses and applications for this technology in education and medical services in areas of the world where no infrastructure exists to deliver data and high quality broadcast information.

Mr. Ueda also confirmed that the Company anticipates continued softness in the overall telecommunications marketplace for at least the remainder of the year.

Quarterly Highlights

▶ Military customer gives final sign-off and product acceptance for portable satellite terminal (or “pico-terminal”) contract.

▶ Completed $986,000 Financing Agreement that included management and directors participation in the amount of $361,500.

▶ Microwave Products Division announced on August 20, 2002 that they have earned ISO 9001:2000 Certification.

▶ Board of Directors appointed Mr. Yutaka Ueda as President and Chief Executive Officer.

Liquidity and Capital Resources

The Company’s cash balance at September 30, 2002 was $2,390,888, compared to $2,160,678 at December 31, 2001 and $3,436,961 at the end of the previous quarter.

The Company had total working capital of $7,298,276 at September 30, 2002, compared to $5,912,142 at December 31, 2001 and $7,099,312 at the end of the previous quarter. This improvement in the Company’s working capital position was a result of the recent financing agreements that contributed $3,514,811 during the first half of 2002 and a further $978,673 during the third quarter, which was offset by $4,074,513 used in year-to-date operations. Accounts payable and accrued liabilities decreased by $1,324,916 from December 31, 2001, as cash was used to reduce amounts owing to key suppliers and fund restructuring costs incurred previously.

Capital assets decreased from $4,262,206 at December 31, 2001 to $3,134,061 at September 30, 2002, as a result of amortization. This was partially offset by capital spending of $161,961 primarily relating to the buyout of equipment lease agreements.

Significant Accounting Policies and Estimates

Significant accounting policies are described in note 2 to the Consolidated Financial Statements included in Norsat’s 2001 Annual Report. A discussion of the critical accounting policies and the related estimates, are included in Management’s Discussion and Analysis of Results of Operations and Financial Condition in the 2001 Annual Report. There were no significant changes in accounting policies or estimates since the fiscal year ended December 31, 2001, other than those discussed in note 2 of the following unaudited financial statements for the period ended September 30, 2002.

Quantitative and Qualitative Disclosures About Market Risk

The Company has operations in Canada and a number of countries outside of North America and therefore is subject to risks typical of an international business including, but not limited to differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions and foreign exchange rate volatility. Accordingly, the future results could be materially adversely affected by changes in these or other factors.

Norsat’s sales and corresponding receivables are substantially in U.S. dollars. However, the Company incurs the majority of its research and development, customer support costs and administrative expenses in Canadian and other local currencies. Norsat is exposed, in the normal course of business, to foreign currency risks on these expenditures. The Company has evaluated its exposure to these risks and has determined that its only significant foreign currency exposure at this time is to the U.S. dollar. At this time, the Company does not believe its exposure to other currencies is material.

The Company does not engage in hedging transactions as historically its gains and losses on foreign currency transactions have not been significant.

Forward Looking Statements

Statements in this report relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

Conference Call

Please join Norsat President and CEO, Yutaka Ueda, on Friday, November 8, 2002 at 1:00 pm (Eastern Time) for a live conference call to discuss third quarter results. In North America, dial 1.888.793.1751; for International calls, dial +1.416.641.6656. A taped replay will be available until 11:59 pm (Eastern Time) on November 15 by dialing 1.800.558.5253 in North America and entering reservation 21029479. For International access to the replay, dial +1.416.626.4100 and enter reservation 21029458. After that date, the conference call will be available on Norsat’s corporate website.

Financial Statements
Norsat International Inc.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	September 30,	December 31,
	2002	2001
	(Unaudited)	(Audited)

Assets

Current assets:

Cash and cash equivalents	$2,390,888	$2,160,678

Accounts receivable	4,417,845	4,761,064

Inventories	6,106,726	5,969,642

Prepaid expenses	553,321	401,220

Current assets from discontinued operations	496,266	1,268,030

	13,965,046	14,560,634

Capital assets	3,134,061	4,262,206

Goodwill	440,095	440,095

Other assets	408,435	761,986

	$17,947,637	$20,024,921

Liabilities and Shareholders’ Equity

Current Liabilities:

Accounts payable	$1,465,286	$2,391,282

Accrued liabilities	3,005,962	3,404,882

Current liabilities from discontinued operations	1,625,357	2,281,710

Deferred revenue	130,628	570,618

Promissory note (note 3)	439,537	—

	6,666,770	8,648,492

Long-term debt (note 4)	1,272,451	—

Shareholders’ Equity:

Share capital (note 5)	37,294,699	33,974,213

Deficit	(27,260,959)	(22,572,460)

Cumulative translation adjustment	(25,324)	(25,324)

	10,008,416	11,376,429

	$17,947,637	$20,024,921

Subsequent event (note 9)

Norsat International Inc.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,

	2002	2001	2002	2001

Sales	$5,110,841	$4,912,693	$11,242,612	$14,752,952

Cost of Sales	2,857,769	3,312,112	6,302,973	10,376,268

	2,253,072	1,600,581	4,939,639	4,376,684

Expenses

Selling, general and administrative	1,646,040	1,570,469	4,418,572	4,635,728

Product development	586,416	428,057	1,916,901	2,976,614

	2,232,456	1,998,526	6,335,473	7,612,342

Operating income (loss) before amortization and restructuring	20,616	(397,945)	(1,395,834)	(3,235,658)

Amortization	443,991	1,486,859	1,466,971	4,404,202

Restructuring charge (note 7)	850,000	—	1,379,539	861,000

	1,293,991	1,486,859	2,846,510	5,265,202

Operating loss	(1,273,375)	(1,884,804)	(4,242,344)	(8,500,860)

Other items:

Interest expense (income)	185,047	(13,364)	496,980	11,322

Foreign currency loss (gain)	(190,125)	(159,331)	(50,825)	(224,905)

Write-down of investment	—	609,477	—	609,477

	(5,078)	436,782	446,155	395,894

Net loss	(1,268,297)	(2,321,586)	(4,688,499)	(8,896,754)

Deficit, beginning of period	(25,992,662)	(51,865,241)	(22,572,460)	(45,290,073)

Deficit, end of period	$(27,260,959)	$(54,186,827)	$(27,260,959)	$(54,186,827)

Basic and fully diluted net loss per common share	$(0.04)	$(0.07)	$(0.14)	$(0.28)

Norsat International Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,

	2002	2001	2002	2001

Cash provided by (used in):

Operations:

Net loss	$(1,268,297)	$(2,321,586)	$(4,688,499)	$(8,896,754)

Items not involving cash:

Write-down of investment	—	609,477	—	609,477

Amortization	443,991	1,486,859	1,466,971	4,404,202

Interest	131,788	—	305,945	—

Issuance of common shares for services	—	—	259,845	—

Changes in non-cash working capital (note 8)	(1,119,283)	1,256,075	(1,710,872)	(4,049,097)

Cash used in operations	(1,811,801)	1,030,825	(4,366,610)	(7,932,172)

Changes in non-cash working capital from discontinued operations	(71,375)	858,650	292,097	5,036,371

	(71,375)	858,650	292,097	5,036,371

	(1,883,176)	1,889,475	(4,074,513)	(2,895,801)

Investments:

Purchase of capital assets	(141,570)	(278,836)	(161,961)	(558,962)

	(141,570)	(278,836)	(161,961)	(558,962)

Financing:

Proceeds from promissory note	—	—	478,462	—

Proceeds from long-term debt	—	—	3,036,349	—

Issue of common shares	978,673	103,950	951,873	5,015,974

Decrease in bank indebtedness	—	(486,533)	—	(2,903,047)

	978,673	(382,583)	4,466,684	2,112,927

Increase (decrease) in cash and cash equivalents	(1,046,073)	1,228,056	230,210	(1,341,836)

Cash and cash equivalents, beginning of period	3,436,961	1,660,282	2,160,678	4,230,174

Cash and cash equivalents, end of period	$2,390,888	$2,888,338	$2,390,888	$2,888,338

Supplemental cash flow disclosure (note 8)

Norsat International Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

1 Continuing operations:

These interim consolidated financial statements (the “financial statements”) have been prepared on the going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon the Company achieving profitable operations to generate sufficient cash flows to fund continued operations, or, in the absence of adequate cash flows from operations, obtaining additional financing. The Company has reported losses and negative cash flows from operations in the three and nine months ended September 30, 2002 and in prior periods. Continued operations of the Company will depend upon the attainment of profitable operation, which may require the successful completion of external financing arrangements.

Management has undertaken to significantly reduce costs through a series of actions including, but not limited to, lowering the number of employees, reducing operating costs and considering other financing alternatives for its operations (note 7 and 9). However, unanticipated costs and expenses or lower than anticipated revenues could necessitate additional financing or reductions in expenditures which may include further restructuring of the Company. There can be no assurances that such financing, if required, will be available on a timely or cost effective basis. To the extent that such financing is not available on terms favorable to the Company, or at all, or reductions in expenditures are required, the Company may not be able to or may be delayed in being able to commercialize its products and services and to ultimately attain profitable operations. The Company will continue to evaluate its projected expenditures relative to its available cash and to evaluate additional means of financing and cost reduction strategies in order to satisfy its working capital and other cash requirements.

2 Significant accounting policies:

(a) Basis of presentation:

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) for interim financial reporting, and the accounting polices used, except as noted, are consistent with the most recent annual financial statements. These financial statements do not contain all disclosures required by Canadian GAAP for annual financial statements, and accordingly, should be read together with the audited annual consolidated financial statements, accompanying notes and management discussion and analysis included in the Company’s 2001 Annual Report.

(b) Goodwill and other intangible assets:

Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) section 1581, “Business Combinations” and CICA section 3062, “Goodwill and Other Intangible Assets”. The Business Combinations section addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. The Goodwill and Other Intangible Assets section addresses the continuing measurement and valuation of intangible assets and goodwill. Under this section, goodwill and intangible assets with indefinite lives are not amortized and are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Intangibles with finite lives are amortized over their estimated useful lives, which are reviewed annually.

This change in accounting policy would not change disclosed loss per common share amounts for the three or nine months ended September 30, 2002. In accordance with the section, this change is not applied retroactively and the amounts presented for prior periods have not been restated for this change.

2 Significant accounting policies (continued):

The net loss for the three and nine months ended September 30, 2001 included goodwill amortization of $855,795 and $2,567,385 respectively. On a comparative basis, the net loss and net loss per share amounts excluding amortization of goodwill, for the three and nine months ended September 30, 2001 was $1,465,791 and loss per common share of $0.04 and $6,329,369 and loss per common share of $0.20 respectively.

(c) Stock-based compensation:

Effective January 1, 2002, the Company adopted the CICA section 3870, “Stock-Based Compensation and Other Stock-Based Payments”. This section establishes standards for the recognition, measurements and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires the fair value based method of accounting for certain, but not all, stock-based transactions. The standard permits the Company to continue to account for stock option grants to employees and directors using the intrinsic value method. Accordingly, no compensation cost has been recognized for such grants as the exercise price is equal to the market price of the stock on the date of grant.

On March 23, 2002, the Company granted options to purchase 42,500 common shares with an average exercise price of $4.20 per common share. During the three months ended September 30, 2002 the Company granted options to purchase 1,264,950 common shares with an exercise price of $1.50 per common share.

If compensation costs for the Company’s stock options issued on or after January 1, 2002 had been determined based on the fair value at the applicable grant dates, the Company’s net loss would have increased by $110,000 to $1,378,297 and by $118,000 to $4,806,499 for the three and nine months ended September 30, 2002 respectively. The increase in net loss would not change disclosed loss per common share amounts. The value was determined using the Black-Scholes valuation model assuming an average option life of three years, no dividends, average expected volatility of 90%, and risk-free interest rates of 3%.

3 Promissory note:

On January 28, 2002 the Company issued a promissory note for net proceeds of $478,462 repayable on January 29, 2003 with an interest rate of 8% per annum to be paid by issuing 13,333 common shares of the Company at the end of the term. The promissory note also included 35,334 share purchase warrants. The warrants expire after five years, and entitle the holder to purchase one common share of the Company for US$2.01. Additionally, a financing fee was paid consisting of US$7,500, and 4,167 common shares of the Company and 17,667 share purchase warrants with the same terms. The Company has valued the share purchase warrants using the Black-Scholes valuation model to be $119,320, which has been allocated to share capital. At September 30, 2002 these share purchase warrants remain unexercised. (Note 9.)

4 Long-term debt:

On March 28, 2002, the Company completed a financing agreement for net proceeds of $3,036,349. The financing consisted of 8% per annum unsecured convertible notes maturing March 31, 2007. The notes are convertible into common shares of the Company at a price of US$1.70. The Company is authorized to force the conversion of the notes into common shares of the Company, if the shares trade above US$3.40 for two consecutive days. The cost of the financing totaled $279,997 and included a commission of 5% of the proceeds, 50,000 share purchase warrants and other legal costs of $47,826. The share purchase warrants expire after three years, and entitle the holder to purchase one common share of the company for US$1.70.

The Company has valued the share purchase warrants using the Black-Scholes valuation model to be $72,751. The proceeds of the financing allocated to the fair value of the conversion option net of financing costs totaling $2,009,845 has been recorded as share capital. The carrying amount of the debt allocated to the conversion feature in equity is accreted over the term to maturity through charges to non-cash interest expense. At September 30, 2002 the share purchase warrants remain unexercised.

5 Share capital:

On August 19, 2002 the Company entered into private placement agreements totaling 657,667 units at $1.50 per unit, for proceeds of $986,500. Each unit consisted of one common share of the Company and one share purchase warrant. The warrants expire after three years, and entitle the holder to purchase one additional common share of the Company for $1.50. At September 30, 2002 the share purchase warrants remain unexercised.

6 Segmented Information:

The following tables set forth information by operating segments from continuing operations for the three and nine months ended September 30, 2002 and 2001 respectively. The comparative balance sheet amounts are as at December 31, 2001:

Three months ended September 30, 2002	Microwave	Open Networks	Consolidated

Sales	$4,466,627	$644,214	$5,110,841

Gross profit	$1,816,269	$436,803	$2,253,072

Three months ended September 30, 2001	Microwave	Open Networks	Consolidated

Sales	$3,812,718	$1,099,975	$4,912,693

Gross Profit	$1,134,738	$465,843	$1,600,581

Nine months ended September 30, 2002	Microwave	Open Networks	Consolidated

Sales	$9,993,963	$1,248,649	$11,242,612

Gross profit	$4,048,344	$891,295	$4,939,639

Total assets related to continuing operations	$15,629,386	$1,609,541	$17,238,927

Capital assets	$2,257,183	$876,878	$3,134,061

Nine months ended September 30, 2001	Microwave	Open Networks	Consolidated

Sales	$11,354,650	$3,398,302	$14,752,952

Gross profit	$3,315,095	$1,061,589	$4,376,684

Total assets related to continuing operations	$15,720,643	$2,647,118	$18,367,761

Capital assets	$2,983,394	$1,278,812	$4,262,206

7 Restructuring charge:

During the three months ended September 30, 2002 the Company initiated a restructuring plan to significantly reduce operating expenses and preserve capital. The costs resulted from a reduction in three senior management positions and six staff.

8 Supplemental cash flow disclosures:

	Three months ended		Nine months ended
	September 30,		September 30,

	2002	2001	2002	2001

Changes in non-cash operating working capital:

Accounts receivable	$(1,198,806)	$2,142,611	$343,219	$1,765,731

Inventories	1,083,097	887,859	(137,084)	(1,248,388)

Prepaid expenses	(258,706)	143,563	(152,101)	(295,749)

Accounts payable and accrued liabilities	(309,931)	(1,985,332)	(1,324,916)	(5,115,872)

Deferred revenue	(434,937)	67,374	(439,990)	845,181

	$(1,119,283)	$1,256,075	$(1,710,872)	$(4,049,097)

	Three months ended		Nine months ended
	September 30,		September 30,

	2002	2001	2002	2001

Supplementary information:

Interest paid	80,454	14,654	233,672	180,910

Income taxes paid	3,515	1,812	5,436	5,436

Non-cash transactions:

Value assigned to common shares issued, net of cash acquired:

Issue of common shares for settlement of debt	—	—	—	430,982

Reclassification of certain inventory to capital assets	—	217,098	—	217,098

9 Subsequent event:

Subsequent to September 30, 2002, an agreement was reached to settle the promissory note of $439,537 including all interest obligations, in exchanged for 324,000 common shares of the Company. All warrants will remain outstanding.

About Norsat

Norsat International Inc. designs and markets infrastructure products and open standard networks for high-speed data transmission. With over 1.8 million microwave products shipped and open standard networks installed worldwide, Norsat is a recognized market leader.

Statements in this release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts, and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection, and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

For more information contact:

Troy Bullock, Chief Financial Officer	NORSAT INTERNATIONAL INC.

Phone: 604-292-9032	300-4401 Still Creek Drive

Fax: 604-292-9100	Burnaby, BC Canada V5C 6G9

investor@norsat.com	www.norsat.com